SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated November 3, 2017, filed by the Company with the Bolsa de Comercio de Buenos Aires  and theComisión Nacional de Valores.

 By letter dated November 7, 2017,  the company reported  a clarification regarding the notice of the dividend payment published on November 1, 2017:

The shareholders are informed that the basis for the calculation of the reported dividend on November 1, 2017, has been modified. Therefore, the cash dividend in the amount of $ 1,400,000,000 is equivalent to 241.931389433% of the share capital, an amount per share of (1 Nominal Value $) $ 2.41931389433 and an amount per ADR's (Argentine Pesos per ADR) of $ 24.1931389433 charged to the year ended June 30, 2017. This change arises as a result of the inclusion of the shares corresponding to the incentive plan for employees that the Company has assigned during 2015, which must be considered in the basis, even though it does not count for the quorum and majorities. The remaining terms and conditions of the notice published are maintained.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: November 7, 2017